UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

12/20/2021

(Date of Report (Date of earliest event reported))

KChain Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	85-2903928
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2500 E Colorado Blvd Suite 255 Pasadena, CA	91107
(Address of principal executive offices)	(ZIP Code)

(626)569-9688

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

None

Item 2. Bankruptcy or Receivership

None

Item 3. Material Modification To Right of Security holders

None

Item 4. Changes in Issuer's Certifying Accountant

None

Item 5. Non- reliance on previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

None

Item 6. Changes in Control of Issuer

None

Item 7. Departure of Certain Officers

None

Item 8. Certain Unregistered Sales of Equity Security

None

Item 9.Other Events

The Board of Directors has voted and approved a change in the Fiscal Year End to December 31st effective as of the date of this filing. The Board of Directors has voted and appointed Wei-Chun Ting as Chief Operating Officer (COO) and as a Board Director effective as of the date of this filing.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Issuer: K-Chain Group Inc.

By:

/s/ Yuxia Zhang

Yuxia Zhang - CEO/President

Date: December 20, 2021